FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Translation of an Official Letter to the Chilean Securities and Exchange Commission's dated January 28, 2005, regarding the modification of the Board of Directors and the proposal of a dividend payment.

Item 1.

Official letter to the Chilean Security Exchange Commission's regarding changes in the Board of Directors and the proposal of a dividend payment

Santiago, January 28, 2005

Mr. Superintendente de Valores y Seguros

On January 27, 2005, Telefónica CTC Chile's Board of Directors agreed the following:

a) Board changes:

- Resignation of the series B Director and his Alternate Mr. Luis Cid Alonso and Alfonso Ferrari Herrero, respectively.

- Resignation of the series A Alternate Director Mr. Antonio Viana-Baptista

- Designation as series B Director and Alternate series B Director to Mr. Marco Colodro Hadjes and Mr. Alfonso Ferrari Herrero, respectively.

- Designation of Mr. Luis Cid Alonso as series A Alternate Director.

b) Proposal of dividend payment:

The Company's Board agreed to propose to shareholders at the following General Shareholders' Meeting a dividend payment of Ch$58.84591 per share to be charged against net income of 2004, according to the dividend policy whish establish the distribution of 100% of net income. Similarly, the Board agreed to also propose at the Meeting a dividend payment of Ch$50.99095 per share to be charged against accumulated retained earnings.

NAME SIGNATURE

Claudio Muñoz Zúñiga By:/s/ Claudio Muñoz Zúñiga

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer